UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38587

Aurora Mobile Limited

14/F, China Certification and Inspection Building

No. 8, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Mr. Guoxiao Ben

Mr. Guoxiao Ben has resigned as chief human resource officer of Aurora Mobile Limited (the “Company”), effective December 31, 2022. Mr. Ben will assist the Company to help transition his job responsibilities, both prior to and after his resignation. Mr. Ben is resigning for personal reasons and there were no disagreements between Mr. Ben and the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA MOBILE LIMITED

By:	/s/ Shan-Nen Bong
Name:	Shan-Nen Bong
Title:	Chief Financial Officer

Date: January 3, 2023